                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-3A-2/A


                 Statement by Holding Company Claiming Exemption
                      Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935
                      To Be Filed Annually Prior to March 1

                        Wisconsin Electric Power Company
                                (Name of Company)

on February 28, 2002, filed with the Securities and Exchange Commission, File No. 069-00507, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. Wisconsin Electric Power Company hereby amends and restates that filing as follows:

                  1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                     a. Wisconsin Electric Power Company, a Wisconsin
                        --------------------------------
                     corporation, located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a public utility company that generates, distributes, and sells electric energy at retail to over one million customers in a territory with an estimated population of 2,300,000 in southeastern (including the metropolitan Milwaukee area), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Wisconsin Electric Power Company also sells electric energy at wholesale. In addition, Wisconsin Electric Power Company purchases, distributes and sells natural gas to over 400,000 retail customers and transports customer-owned gas in three distinct service areas in Wisconsin.

                     Subsidiaries of Wisconsin Electric Power Company consist of the following:

                     (1) ATC Management Inc., a Wisconsin corporation, located
                         -------------------
                     at N16 W23217 Stone Ridge

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                     Drive, P.O. Box 47, Waukesha, Wisconsin 53187 is an
                     electric utility company that operates and owns an undivided 1/1,000,000 share in electric transmission facilities in Wisconsin, Michigan and Illinois. It has a nominal membership interest in and is the manager of American Transmission Company LLC. At December 31, 2001, Wisconsin Electric held a 42.5% ownership interest in ATC Management Inc.

                     (2) American Transmission Company LLC, a Wisconsin limited
                         ---------------------------------
                     liability company, located at N16 W23217 Stone Ridge Drive, P.O. Box 47, Waukesha, Wisconsin 53187, is an electric utility company that owns the remaining interest in the transmission facilities that are operated by and jointly owned with ATC Management Inc. At December 31, 2001, Wisconsin Electric held a 37.3% interest in American Transmission Company LLC.

                     (3) BOSTCO, LLC, a Wisconsin limited liability company, located at 231 West Michigan Street, P.O. Box 2046, Milwaukee, Wisconsin 53201, is a company formed for the purpose of acquiring, owning, renovating, and leasing space at a building located at 331 West Wisconsin Avenue in Milwaukee, Wisconsin. At December 31, 2001, Wisconsin Electric held a 100% ownership interest in BOSTCO, LLC.

                  2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                     Wisconsin Electric Power Company owns the following
                     --------------------------------
                     generating plants with the indicated net dependable capability in December 2001:

                     Point Beach (Wisconsin): two nuclear electric generating units with a combined net capability of 1,022 megawatts.

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                     Oak Creek (Wisconsin): four coal-fired electric generating units with a combined net capability of 1,139 megawatts.

                     Presque Isle (Michigan): nine coal-fired electric generating units with a combined net capability of 618 megawatts.

                     Pleasant Prairie (Wisconsin): two coal-fired electric generating units with a combined net capability of 1,222 megawatts.

                     Port Washington (Wisconsin): four coal-fired electric generating units with a combined net capability of 320 megawatts.

                     Valley (Wisconsin): two coal-fired electric generating units with a combined net capability of 227 megawatts.

                     Edgewater (Wisconsin): a 25 percent undivided interest (equivalent to a net capability of 102 megawatts) in one coal-fired unit, operated by a nonaffiliated utility.

                     Concord (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 376 megawatts.

                     Paris (Wisconsin): four gas/oil fired combustion turbine generating units with a combined net capability of 388 megawatts.

                     Milwaukee County (Wisconsin): three coal-fired electric generating units with a combined net capability of 11 megawatts.

                     Germantown (Wisconsin): five oil and gas-fired combustion turbine generating units with a combined net capability of 345 megawatts.

                     Miscellaneous (Wisconsin and Michigan): fourteen hydro plants with an aggregate net capability of 57 megawatts, and six smaller combustion turbines and diesel units and two wind turbines with a combined net capability of 62 megawatts.

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         At December 31, 2001, Wisconsin Electric Power Company was operating
22,000 pole miles of electric overhead distribution lines and 17,900 miles of underground distribution cable.

         At December 31, 2001, Wisconsin Electric Power Company's gas distribution system included approximately 8,200 miles of mains located in Wisconsin connected to the pipeline transmission systems of ANR Pipeline Company, Natural Gas Pipeline Company of America, Northern Natural Gas Company, and Great Lakes Transmission Company. Wisconsin Electric Power Company also owns a liquified natural gas storage plant located in Wisconsin, which converts and stores in liquified form natural gas received during periods of low consumption, as well as propane tanks located in Wisconsin for peaking purposes.

         ATC Management Inc. owns an undivided 1/1,000,000 interest and American Transmission Company LLC owns the remaining interest in a grid of transmission facilities located in Wisconsin, a portion of the Upper Peninsula of Michigan, and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin, the transmission facilities consist of approximately 8,600 circuit miles of transmission lines with ratings from 69 KV to 345 KV plus associated substations and real property interests. The two companies also own approximately 1,200 circuit miles of transmission facilities in Michigan and 11 circuit miles of transmission facilities in Illinois.

                  3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of Kwh. hours of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

                               (i)   Wisconsin Electric Power Company:

                                     27,123,225,000 kwh. of electric energy
                                     85,241,000 Mcf. of natural or manufactured gas

                               (ii)  ATC Management Inc.:

                                     None

                               (iii) American Transmission Company LLC:

                                     None

                  (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized:

                               (i)  Wisconsin Electric Power Company:

                                    2,744,061,000 kwh. of electric energy
                                    0 Mcf. of natural or manufactured gas

                               (ii) ATC Management Inc.:

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                                    None

                              (iii) American Transmission Company LLC:

                                    None

          (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line:

                                (i) Wisconsin Electric Power Company:

                                    432, 066,000 kwh. of electric energy
                                    10,747,880 Mcf. of natural or manufactured gas

                               (ii) ATC Management Inc.:

                                    None

                              (iii) American Transmission Company LLC:

                                    None

          (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line:

                                (i) Wisconsin Electric Power Company:

                                    2,494,264,000 kwh. Of electric energy
                                    65,456,472 Mcf. of natural or manufactured gas

                               (ii) ATC Management Inc.:

                                    None

                              (iii) American Transmission Company LLC:

                                    None

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Neither Wisconsin Electric Power Company, ATC Management Inc., nor American Transmission Company LLC hold an interest, directly or indirectly, in an EWG or foreign utility company.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    None.

          (d) Capitalization and earning of the EWG or foreign utility company during the reporting period.

                    None.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31/st/ day of May, 2002.

                                 WISCONSIN ELECTRIC POWER COMPANY
                                 (Name of Claimant)


                                 By:   /s/ Larry Salustro
                                       -----------------------------------------
                                       Larry Salustro
                                       Senior Vice President and General Counsel

(Corporate Seal)


Attest:  /s/ Kristine Rappe
         -------------------------------
         Kristine Rappe
         Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                           Larry Salustro, Senior Vice President
                                           and General Counsel
                                           Wisconsin Electric Power Company
                                           231 West Michigan Street
                                           P.O. Box 2949
                                           Milwaukee, Wisconsin   53201

                        WISCONSIN ELECTRIC POWER COMPANY
                                INCOME STATEMENTS
                             Year Ended December 31

                                                         Wisconsin
                                                          Electric           Bostco LLC       Eliminations       Consolidated
                                                            2001                2001              2001               2001
                                                      -----------------  -----------------  ----------------   ----------------
                                                                               (Millions of Dollars)
Operating Revenues
    Electric                                                  $1,839.8               $  -             $   -           $1,839.8
    Gas                                                          457.1                  -                 -              457.1
    Steam                                                         21.8                  -                 -               21.8
                                                      -----------------  -----------------  ----------------   ----------------
        Total Operating Revenues                               2,318.7                  -                 -            2,318.7

Operating Expenses
    Fuel and purchased power                                     509.7                  -                 -              509.7
    Cost of gas sold                                             319.0                  -                 -              319.0
    Other operation and maintenance                              681.9                  -                 -              681.9
    Depreciation, decommissioning                                                       -                 -
      and amortization                                           264.3                  -                 -              264.3
    Property and revenue taxes                                    67.8                  -                 -               67.8
                                                      -----------------  -----------------  ----------------   ----------------
        Total Operating Expenses                               1,842.7                  -                 -            1,842.7
                                                      -----------------  -----------------  ----------------   ----------------

Operating Income                                                 476.0                  -                 -              476.0

Other Income and Deductions
    Interest income                                               13.2                  -                 -               13.2
    Allowance for other funds
      used during construction                                     1.7                  -                 -                1.7
    Equity in earnings of unconsolidated affiliates               20.6                  -                 -               20.6
    Other                                                          0.1                0.4                 -                0.5
                                                      -----------------  -----------------  ----------------   ----------------
        Total Other Income and Deductions                         35.6                0.4                 -               36.0

Financing Costs
    Interest expense                                             109.5                0.2                 -              109.7
    Allowance for borrowed funds
      used during construction                                    (0.8)                 -                 -               (0.8)
                                                      -----------------  -----------------  ----------------   ----------------
        Total Financing Costs                                    108.7                0.2                 -              108.9
                                                      -----------------  -----------------  ----------------   ----------------

Income Before Income Taxes                                       402.9                0.2                 -              403.1

Income Taxes                                                     156.5                0.1                 -              156.6
                                                      -----------------  -----------------  ----------------   ----------------
Net Income                                                       246.4                0.1                 -              246.5

Preferred Stock Dividend Requirement                               1.2                  -                 -                1.2
                                                      -----------------  -----------------  ----------------   ----------------

Earnings Available for Common
    Stockholder                                               $  245.2               $0.1             $0.00           $  245.3
                                                      =================  =================  ================   ================

                                                Wisconsin Electric Power Company

                        WISCONSIN ELECTRIC POWER COMPANY
                                 BALANCE SHEETS
                                   December 31

                                     ASSETS

                                                        Wisconsin
                                                         Electric          Bostco LLC        Eliminations        Consolidated
                                                           2001               2001               2001                2001
                                                     ----------------   ----------------   ----------------   -----------------
                                                                              (Millions of Dollars)
Property, Plant and Equipment
    Electric                                               $ 5,064.4              $   -             $    -           $ 5,064.4
    Gas                                                        596.2                  -                  -               596.2
    Steam                                                       66.0                  -                  -                66.0
    Common                                                     334.4                  -                  -               334.4
    Other                                                        8.7                8.5                  -                17.2
                                                     ----------------   ----------------   ----------------   -----------------
                                                             6,069.7                8.5                  -             6,078.2
    Accumulated depreciation                                (3,208.5)                                                 (3,208.5)
                                                     ----------------   ----------------   ----------------   -----------------
                                                             2,861.2                8.5                  -             2,869.7
    Construction work in progress                              158.3                5.0                  -               163.3
    Leased facilities, net                                     116.0                  -                  -               116.0
    Nuclear fuel, net                                           73.6                  -                  -                73.6
                                                     ----------------   ----------------   ----------------   -----------------
        Net Property, Plant and Equipment                    3,209.1               13.5                  -             3,222.6

Investments
    Nuclear decommissioning trust fund                         589.6                  -                  -               589.6
    Investment in ATC                                          128.6                  -                  -               128.6
    Other                                                       15.2                  -               (0.1)               15.1
                                                     ----------------   ----------------   ----------------   -----------------
        Total Investments                                      733.4                  -               (0.1)              733.3

Current Assets
    Cash and cash equivalents                                   21.3                  -                  -                21.3
    Accounts receivable, net of allowance for
      doubtful accounts of $22.7                               235.8                0.3                  -               236.1
    Other accounts receivable                                  116.4                  -                  -               116.4
    Accrued revenues                                           132.2                  -                  -               132.2
    Materials, supplies and inventories                        227.1                  -                  -               227.1
    Prepayments                                                 72.0                  -                  -                72.0
    Deferred income taxes                                          -                  -                  -                   -
    Other                                                        6.0                  -                  -                 6.0
                                                     ----------------   ----------------   ----------------   -----------------
        Total Current Assets                                   810.8                0.3                  -               811.1

Deferred Charges and Other Assets
    Deferred regulatory assets                                 287.4                  -                  -               287.4
    Other                                                       13.1                  -                  -                13.1
                                                     ----------------   ----------------   ----------------   -----------------
        Total Deferred Charges and Other Assets                300.5                  -                  -               300.5
                                                     ----------------   ----------------   ----------------   -----------------

Total Assets                                               $ 5,053.8              $13.8              ($0.1)          $ 5,067.5
                                                     ================   ================   ================   =================

                                                Wisconsin Electric Power Company

                        WISCONSIN ELECTRIC POWER COMPANY
                                 BALANCE SHEETS
                                   December 31

                         CAPITALIZATION AND LIABILITIES

                                                                  Wisconsin
                                                                  Electric      Bostco LLC     Eliminations    Consolidated
                                                                    2001           2001            2001            2001
                                                                 ----------     -----------    ------------    -------------
                                                                   (Millions of Dollars)
Capitalization
    Common equity                                                 $1,980.1           $ 0.1          $ (0.1)        $1,980.1
    Preferred stock                                                   30.4               -               -             30.4
    Long-term debt                                                 1,420.5               -               -          1,420.5
                                                                 ----------     -----------    ------------    -------------
        Total Capitalization                                       3,431.0             0.1            (0.1)         3,431.0

Current Liabilities
    Long-term debt due currently                                     282.7               -               -            282.7
    Short-term debt                                                  161.5            10.9               -            172.4
    Accounts payable                                                 213.1             0.5               -            213.6
    Payroll and vacation accrued                                      52.3               -               -             52.3
    Taxes accrued - income and other                                  72.2             0.3               -             72.5
    Interest accrued                                                  18.3               -               -             18.3
    Deferred income taxes                                              6.8               -               -              6.8
    Other                                                             59.0             1.9               -             60.9
                                                                 ----------     -----------    ------------    -------------
        Total Current Liabilities                                    865.9            13.6               -            879.5

Deferred Credits and Other Liabilities
    Accumulated deferred income taxes                                399.0               -               -            399.0
    Accumulated deferred investment tax credits                       70.2               -               -             70.2
    Deferred regulatory liabilities                                  141.4               -               -            141.4
    Other                                                            146.4               -               -            146.4
                                                                 ----------     -----------    ------------   -------------
        Total Deferred Credits and Other Liabilities                 757.0               -               -            757.0

Commitments and Contingencies                                            -               -               -                -
                                                                 ----------     -----------    ------------    -------------

Total Capitalization and Liabilities                              $5,053.9           $13.7           ($0.1)        $5,067.5
                                                                 ==========     ===========    ============    =============

                        WISCONSIN ELECTRIC POWER COMPANY
                           RETAINED EARNINGS STATEMENT
                                   December 31

                                               Wisconsin
                                               Electric         Bostco LLC        Eliminations       Consolidated
                                              -----------       ----------        ------------       ------------
                                                                  (Millions of Dollars)
Retained Earnings - 12/31/00                   $ 1,001.2           $    -            $      -          $ 1,001.2
    Net income                                     246.5              0.1                (0.1)             246.5
                                              -----------       ----------        ------------       ------------
        Comprehensive Income                       246.5              0.1                (0.1)             246.5
    Cash dividends
      Common stock                                (130.0)               -                   -             (130.0)
      Preferred stock                               (1.2)               -                   -               (1.2)
                                              -----------       ----------        ------------       ------------
Retained Earnings - 12/31/01                   $ 1,116.5           $  0.1               ($0.1)         $ 1,116.5
                                              ===========       ==========        ============       ============

                                    EXHIBIT B

ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM

                                 NOT APPLICABLE